                                                                   Exhibit 99.1

                          FRESENIUS WORLDWIDE DIALYSIS
                         INTERIM COMBINED BALANCE SHEETS
                       JUNE 30, 1996 AND DECEMBER 31, 1995
                                   (UNAUDITED)
                               (IN THOUSANDS US $)

                                                                  June 30,      December 31,
ASSETS                                                             1996             1995
                                                                ------------    ------------
Current assets:
  Cash and cash equivalents                                     $     40,035          12,091
  Trade accounts receivables, less
    allowance for doubtful accounts
    of $11,270 in 1996 and $12,718
    in 1995                                                          194,094         183,878
  Inventories, net                                                   190,264         182,738
  Prepaid expenses and other current assets                           22,903          15,048
  Deferred taxes                                                      14,273           2,019
                                                                ------------    ------------
                  Total current assets                               461,569         395,774

Property, plant and equipment, net                                   138,541         134,767
Intangible assets, net                                                63,675          67,260
Investment in affiliates                                              18,108          19,121
Deferred taxes                                                           399           2,710
Other assets                                                          38,493          24,386
                                                                ------------    ------------
                                                                $    720,785         644,018
                                                                ============    ============

LIABILITIES AND NET ASSETS (EQUITY)
Current liabilities:
  Accounts payable                                              $     34,576          38,360
  Accrued expenses                                                    70,566          63,194
  Short-term borrowings                                              118,756         109,444
  Current portion of long-term debt
    and capital lease obligations                                     21,924          20,195
  Income tax payable                                                   1,611             922
  Deferred taxes                                                         123             ---
  Other current liabilities                                           13,392          21,312
                                                                ------------    ------------
                  Total current labilities                           260,948         253,427

Long-term payable, less current portion                                1,275           1,275
Long-term debt and capital lease obligations,
  less current portion                                                27,771          38,812
Non-current borrowing from affiliate                                     274             274
Other liabilities                                                      5,493           3,322
Pension liability                                                     17,022          16,767
Deferred taxes                                                         5,442             ---
Minority interest                                                     27,441          24,516
                                                                ------------    ------------
                  Total labilities                                   345,666         338,393
                                                                ------------    ------------
Net assets                                                           375,119         305,625
                                                                ------------    ------------
                                                                $    720,785         644,018
                                                                ============    ============

         See accompanying note to interim combined financial statements

                          FRESENIUS WORLDWIDE DIALYSIS
            INTERIM COMBINED STATEMENTS OF OPERATIONS AND NET ASSETS
                     SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                                   (UNAUDITED)
                               (IN THOUSANDS US $)

                                                                  June 30,        June 30,
                                                                    1996            1995
                                                                ------------    ------------
Net sales                                                       $    471,224         431,672
Cost of sales                                                        271,487         243,060
                                                                ------------    ------------

         Gross profit                                                199,737         188,612

Operating expenses:
         Selling, general and administrative                         124,583         118,262
         Research and development                                      7,186           8,247
                                                                ------------    ------------

         Operating income                                             67,968          62,103

Other (income) expense:
         Interest income                                              (2,277)           (912)
         Interest expense                                              7,665           6,584
         Other, net                                                   (4,139)         (4,473)
                                                                ------------    ------------
         Income before income taxes                                   66,719          60,904

Income tax expense                                                    22,685          23,413
                                                                ------------    ------------

         Income before minority interest                              44,034          37,491

Minority interest                                                        769           2,211
                                                                ------------    ------------

         Net income                                                   43,265          35,280

Net assets at beginning of the period                                305,625         261,337

Foreign currency translation adjustments                             (12,690)         21,270

Net activity with Fresenius                                           38,919          13,678
                                                                ------------    ------------

Net assets at end of period                                     $    375,119         331,565
                                                                ============    ============


         See accompanying note to interim combined financial statements

                          FRESENIUS WORLDWIDE DIALYSIS

                    INTERIM COMBINED STATEMENTS OF CASH FLOWS
                     SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                                   (UNAUDITED)
                               (IN THOUSANDS US $)

                                                                   June 30,       June 30,
                                                                    1996            1995
                                                                ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                    $     43,265          35,280
  Adjustments to reconcile net income to
   net cash provided by (used in)
   operating activities:
    Depreciation and amortization                                     20,628          19,093
    Change in deferred tax                                            (5,026)         (1,686)
    Gain on sale of fixed assets                                        (405)           (750)
  Changes in assets and liabilities:
    Trade accounts receivable, net                                   (15,504)        (25,434)
    Inventories, net                                                 (13,028)        (13,179)
    Prepaid expenses and other current
      assets                                                          (5,409)         (1,137)
    Other assets                                                      (5,319)         (1,849)
    Accounts payable and accrued expenses                              8,320           4,234
    Other current and non-current liabilities                         (4,782)         (4,745)
    Income taxes payable                                                 761             565
                                                                ------------    ------------
     Net cash provided by operating activities                        23,501          10,392
                                                                ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                         (30,909)        (46,068)
  Proceeds from sale of property, plant and
    equipment                                                          4,562          22,837
  Acquisitions and investments in affiliates                             (61)           (953)
  Cash paid for pending acquisitions                                  (9,758)            ---
                                                                ------------    ------------
    Net cash used in investing activities                            (36,166)        (24,184)
                                                                ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term borrowings                                 61,052          61,550
  Repayments of short-term borrowings                                (51,081)        (54,721)
  Proceeds from long-term debt and
    capital lease obligations                                          8,308          10,717
  Principal payments of long-term debt
    and capital lease obligations                                    (15,792)        (14,333)
  Proceeds from issuance of common stock                                  65             498
  Net activity with Fresenius                                         37,983          13,508
  Changes in minority interest                                           769           2,211
                                                                ------------    ------------
    Net cash used in financing activities                             41,304          19,430
                                                                ------------    ------------
Net increase(decrease) in cash and
 cash equivalents                                                     28,639           5,638
Effect of exchange rates on cash and
  cash equivalents                                                      (695)          1,079
Cash and cash equivalents at beginning
  of year                                                             12,091          11,973
                                                                ------------    ------------
Cash and cash equivalents at end of year                        $     40,035          18,690
                                                                ============    ============

         See accompanying note to interim combined financial statements

                          FRESENIUS WORLDWIDE DIALYSIS
                 Notes to Interim Combined Financial Statements
                                   (UNAUDITED)
                               (IN THOUSANDS US $)

1.       BASIS OF PRESENTATION

         The accompanying combined financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis which reflects the combined historical financial statements of Fresenius Worldwide Dialysis business ("FWD" or the "Company"), including Sterilpharma GmbH, assuming that the Company, currently a business unit of Fresenius AG, was organized for all periods presented as follows as a separate legal entity, owning certain net assets and certain subsidiaries and associated companies of Fresenius. The accompanying interim combined financial statements as of June 30, 1996 and for the six-month period ended June 30, 1996 and 1995 should be read in conjunction with the Company's combined financial statements for the years ended December 31, 1995 and 1994 and the notes thereto.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Business

         The business of the Company is the development, manufacture and distribution of equipment and related products for all forms of kidney dialysis treatment and the providing of kidney dialysis treatment and related service.

(b)      Inventories

         Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value.

         The inventories consisted of the following:

                                                                  June 30,      December 31,
                                                                   1996            1996
                                                                ------------    ------------
        Raw materials and
                  purchased components                          $     64,060          69,102
         Work in process                                              22,592          33,667
         Finished goods                                              108,824          84,546
                                                                ------------    ------------
                                                                     195,476         187,315
         Reserves                                                     (5,212)         (4,577)
                                                                ------------    ------------
                  Inventories, Net                              $    190,264         182,738
                                                                ============    ============

                          FRESENIUS WORLDWIDE DIALYSIS
                 Notes to Interim Combined Financial Statements
                                   (UNAUDITED)
                               (IN THOUSANDS US $)

(c)      Other Assets

         In 1995, FUSA completed construction of a dialyzer plant addition to its manufacturing facility in Ogden, Utah. At June 30, 1996, included in other assets are $7,989 of validation costs less accumulated amortization of $968, incurred to qualify the products and the associated manufacturing processes for approval by the U.S. Food and Drug Administration. Such costs are being amortized on a straight-line basis over an estimated useful life of 3 years upon commencement of manufacturing.

(d)      Management Representation

         The accompanying interim combined financial statements which are unaudited have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Operating results for the six month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the year.

3.       Pending Acquisition

         On February 4, 1996, Fresenius AG and W.R. Grace & Co. ("Grace") entered into an Agreement of Reorganization (the "Reorganization Agreement") under which they agreed to combine FWD, including Fresenius USA, Inc. ("FUSA"), with the health care business of Grace conducted by its subsidiary National Medical Care, Inc. ("NMC"). Pursuant to the Reorganization Agreement, Fresenius will retain an aggregate 50.3% of the shares of the combined entity, to be called "Fresenius Medical
         Care AG" ("FMC") and FMC will, in consideration of Ordinary Shares equal to 49.7% of FMC's total Ordinary Shares, acquire NMC and the minority shareholders' interest in FUSA.

         In connection with the transactions contemplated by the Reorganization Agreement, during the six-month period ended June 30, 1996 FUSA repurchased from certain employees shares of FUSA common stock and options to purchase shares of FUSA common stock. As a result of the foregoing FWD capitalized $9,758 representing the excess of the cost of the shares and options repurchased over the book value of the share of minority interest reacquired.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                             June 30, 1996 and 1995
                                  (Unaudited)

Results of Operations

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995.

     Net Sales. Net sales for the first six months of 1996 were $471.2 million, an increase of 9.2% compared with net sales of $431.7 million for the first six months of 1995. In local currency terms, Fresenius Worldwide Dialysis' sales increased by 11.0%.

     In the first six months of 1996, Fresenius Worldwide Dialysis' operations in Germany experienced sales growth, including export sales, of 5.5%, or 9.5% in local currency, compared to the first six months of 1995. In the U.S. sales growth was substantial, totaling 17.1%. Sales by Fresenius Worldwide Dialysis' operations in the rest of the world increased by 4.6%, or 5.3% in local currency, compared to the first six months of 1995. The increase in sales resulted primarily from higher unit volumes. Fresenius Worldwide Dialysis' selling prices in local currencies were virtually unchanged. The sales increase was also attributable to growth in the number of dialysis patients in each of Fresenius Worldwide Dialysis principal markets.

     Sales growth in Germany and the U.S. was mainly attributable to increased sales of hemodialysis machines due to a high replacement rate by dialysis centers in those markets and increased sales of dialyzers due to increased production capacity. In addition, Fresenius Worldwide Dialysis' net sales benefitted from strong demand in the growing markets of Eastern Europe.

     In the first six months of 1996, net sales of hemodialysis machines and related disposable products, including dialyzers, grew 13.1% to $341.3 million from $301.7 million in the first six months of 1995. The increase resulted from higher machine replacement rates and increased sales of dialyzers as a result of the availability of additional manufacturing capacity.

     Sales of peritoneal dialysis products and machines increased 10.8% to $94.3 million in the first six months of 1996 compared to $85.1 million in the first six months of 1995. The increase in sales of peritoneal dialysis products resulted in part from the introduction of PD-NIGHT(TM). In the last quarter of 1995 and from higher sales volumes of existing products.

     Sales of technical and other services decreased by 20.7% to $35.6 million in the first six months ended 1996 compared to $44.9 million in the first six months of 1995. The decrease resulted from one-time revenues in 1995 associated with a construction project completed with a Fresenius Worldwide Dialysis customer and another subsidiary of Fresenius AG.

     Gross Profit. Gross profit for the first six months of 1996 was $199.7 million, an increase of 5.9% from gross profit for the first six months of 1995. Gross profit margin decreased from 43.7% for the first six months of 1995 to 42.4% for the first six months of 1996. The decrease in gross profit margin was caused primarily by dialyzer production in the U.S. where production has not yet reached its full capacity.

         Selling, General and Administrative Expenses. SG&A expenses were $124.6 Million in the first six months of 1996, an increase of 5.3% from the first six months of 1995 of $118.3 million. As a percentage of net sales, SG&A expenses decreased slightly from 27.4% in the first six months of 1995 to 26.4% in the first six months of 1996.

         Research and Development Expenses. Research and development expenses in the first six months of 1996 decreased from $8.2 million to $7.2 million in the first six months of 1995. The lower research and development expenses resulted from the completion of the development of a new production line for non-PVC bags in late 1995.

         Operating Income. Operating income was $68.0 million for the first six months of 1996, an increase of 9.4% from the first six months of 1995 of $62.1 million.

         Interest Expense. Interest expense increased from $6.6 million in the first six months of 1995 to $7.7 million in the first six months of 1996, due to a higher level of borrowings in 1996 compared to 1995.

         Income Tax Expense. Expenses for income taxes were $22.7 million in the first six months of 1996 compared to $23.4 million in the first six months of 1995. Fresenius Worldwide Dialysis' effective tax rate decreased from 38.4% in the first six months of 1995 to 34.0% in the first six months of 1996. Included in the effective tax rate is the recognition of a tax benefit of approximately $2.0 million for the first six months of 1996, compared with $1.7 million during the same period in 1995 from Fresenius Worldwide Dialysis' U.S. subsidiary.

LIQUIDITY AND CAPITAL RESOURCES
Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995.

         During the first six months of 1996 and 1995, Fresenius Worldwide Dialysis utilized cash flow from operations and bank borrowings to fund investments in property, plant and equipment. During the first six months of 1996 and 1995 cash provided by operating activities was $23.5 million and $10.4 million respectively, and was generated principally from net income plus non-cash depreciation charges of $20.6 million in the first six months of 1996 and $19.1 million in the same period of 1995 and less increase in working capital requirements of $40.4 million and $44.0 million, respectively. At June 30, 1996, Fresenius Worldwide Dialysis had cash of $40.0 million.

         Fresenius Worldwide Dialysis had capital expenditures in the first six months of 1996 and 1995 of $30.9 Million and $46.1 million, respectively. The expenditures in each year were principally in Germany and the U.S. Expenditures in Germany were incurred to further automate the production processes and increase the production capacity at the St. Wendel and the Schweinfurt facility.

Further capital expenditures in Germany included $2.4 million for rental equipment, of which $1.4 million were additions to capital leases. The rental equipment consisted of hemodialysis machines leased to hospitals and dialysis centers. To finance the rental equipment Fresenius Worldwide Dialysis enters into sale/leaseback agreements with a leasing company which cover the sale and leaseback of rental equipment under three-year capital leases.

         In addition in 1995, Fresenius Worldwide Dialysis' U.S. subsidiary completed construction of a 104,000 square foot addition to its manufacturing facility for the manufacture of polysulfone dialyzers. Fresenius USA had expended $39.5 million for the construction and equipping of the expanded facility as of June 31, 1996. During 1995, Fresenius USA entered into a sale/leaseback arrangement with a bank which covers the sale of approximately $27.0 million of certain new equipment of its dialyzer manufacturing facility to the bank and leaseback of the equipment under a four-year operating lease that has renewal options and purchase options at fair value. Although the rent payments on the lease are variable based on the three-month LIBOR, Fresenius USA has effectively fixed its rent expense through the use of interest rate swap arrangements. If Fresenius USA elects not to purchase the equipment or renew the lease at the end of the lease term, it will be obligated to pay a termination fee of up to $20.25 million, to be offset by sales proceeds from Fresenius USA remarketing the equipment.

On February 4, 1996, W.R. Grace & Co. ("Grace") and Fresenius AG entered into a definitive agreement (the "Reorganization Agreement") to combine Grace's National Medical Care Inc. (NMC) with Fresenius Worldwide Dialysis. In connection with the Reorganization Agreement and pursuant to a separate agreement between Fresenius USA and Fresenius AG (the "Supplemental Agreement"), Fresenius USA among other things, declared its intention to repurchase sufficient vested and unvested stock purchase options held by Fresenius USA employees and other equity securities of Fresenius USA to satisfy the condition that, immediately prior to the Company Merger, as described in the Reorganization Agreement, there shall be no more than 9,253,331 Fresenius USA Common Share Equivalents. Pursuant to the Supplemental Agreement Fresenius USA repurchased shares of Fresenius USA Common Stock and options from certain employees of approximately $11.2 million during June 1996. As the combination of Fresenius Worldwide Dialysis and NMC, for accounting purposes, will be treated as a purchase of NMC by Fresenius Worldwide Dialysis, the cash paid for repurchase of Fresenius USA Common Stock and options has been capitalized as a cost of the acquisition.

At June 30, 1996 and December 31, 1995, Fresenius Worldwide Dialysis had short-term borrowings of $118.8 million and $109.4 million, respectively. The borrowings were principally under lines of credit with commercial banks.